Exhibit 21

SUBSIDIARIES OF REGISTRANT

COMPANY	JURISDICTION / STATE OF INCORPORATION
Team, Inc.	Texas
Team, Inc.	Delaware
Team Industrial Services, Inc.	Texas
Aitec Investments USA Inc.	Delaware
Aitec USA, Inc.	Delaware
Team Industrial Services International, Inc.	Delaware
TISI Acquisition Inc.	Canada
Global Heat (1998) Inc.*	Canada
TISI Canada Inc.	Canada
Global Heat U.K. Ltd.	United Kingdom
TISI Inspection Services Inc.*	Canada
TISI Inspection Services East Inc*	Canada
TISI Inspection Services West Inc*	Canada
TISI VI, LLC	USVI
1728853 Ontario Inc.*	Canada
Teaminc. Europe B.V.	The Netherlands
Team Industrial Services Asia (PTE) Ltd.	Singapore
Team Industrial Services Trinidad, Ltd.	Trinidad, West Indies
TISI Trinidad Limited	Trinidad, West Indies
Team Industrial Services, C.V. de S.A.	Venezuela
Leak Repairs Specam B.V.	The Netherlands

*	Removed subsequent to our year ended May 31, 2008